

BB 3/2

UNITED STATES
[illegible]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One East Uwchlan Avenue, Suite 400
(No. and Street)

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Exton (City) PA (State) 19341 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marty Gruszka (610)524-3135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

SEC MAIL RECEIVED
FEB [illegible] 2007
WASH., D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian K. Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

NOTARIAL SEAL
AMANDA L. PALMATIER
Notary Public
UWCHLAN TWP, CHESTER COUNTY
My Commission Expires Sep 29, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005


SEC MAIL
PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
185
SECTION

MorisonCogen LLP

Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

CONTENTS


MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 610.668.9700
f. 610.668.2181

www.morisoncogen.com


An Independent Member
of Morison International

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Heritage Financial Systems, Inc.
Exton, Pennsylvania

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morison Cogen LLP

February 21, 2007

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 25,774	$ 47,018
Commissions receivable	251,455	69,601
Receivable from broker-dealers	6,085	7,474
	283,314	124,093
INVESTMENT	74,222	67,381
PROPERTY AND EQUIPMENT, Net	4,926	5,471
SECURITY DEPOSIT	4,855	4,855
TOTAL ASSETS	$ 367,317	$ 201,800
LIABILITIES		
CURRENT LIABILITIES		
Line of credit	$ 35,000	$ 35,000
Accounts payable and accrued expenses	52,750	39,389
TOTAL LIABILITIES	87,750	74,389
STOCKHOLDER'S EQUITY		
COMMON STOCK - 1,000 shares authorized, issued and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	178,835	135,844
ACCUMULATED OTHER COMPREHENSIVE INCOME	14,780	8,280
RETAINED EARNINGS (DEFICIT)	60,952	(41,713)
TOTAL STOCKHOLDER'S EQUITY	279,567	127,411
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 367,317	$ 201,800

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Commissions	$ 1,022,470	$ 469,906
Management fees	130,798	217,800
	1,153,268	687,706
OPERATING EXPENSES	966,507	643,732
OTHER INCOME (EXPENSE)		
Rental income	-	557
Interest income	209	103
Interest expense	(6,305)	(5,454)
	(6,096)	(4,794)
NET INCOME	180,665	39,180
OTHER COMPREHENSIVE INCOME		
Unrealized holding gain arising during year	6,500	6,116
COMPREHENSIVE INCOME	$ 187,165	$ 45,296

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE - JANUARY 1, 2005	$ 25,000	$ 92,067	$ 2,164	$ (69,393)	$ 49,838
CONTRIBUTED CAPITAL	-	43,777	-	-	43,777
DISTRIBUTIONS	-	-	-	(11,500)	(11,500)
OTHER COMPREHENSIVE INCOME					
Unrealized holding gain arising during year	-	-	6,116	-	6,116
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2005	-	-	-	39,180	39,180
BALANCE - DECEMBER 31, 2005	$ 25,000	$ 135,844	$ 8,280	$ (41,713)	$ 127,411
CONTRIBUTED CAPITAL	-	42,991	-	-	42,991
DISTRIBUTIONS	-	-	-	(78,000)	(78,000)
OTHER COMPREHENSIVE INCOME					
Unrealized holding gain arising during year	-	-	6,500	-	6,500
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2006	-	-	-	180,665	180,665
BALANCE - DECEMBER 31, 2006	$ 25,000	$ 178,835	$ 14,780	$ 60,952	$ 279,567

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 180,665	$ 39,180
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation	2,610	6,045
(Increase) decrease in assets		
Commissions receivable	(181,854)	(69,601)
Receivable from broker-dealer	1,389	(7,474)
Increase in liabilities		
Accounts payable and accrued expenses	13,361	23,913
Net cash provided by (used in) operating activities	16,171	(7,937)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(2,065)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings under line of credit agreement	-	1,174
Additional paid-in capital	42,650	43,777
Distributions to stockholder	(78,000)	(11,500)
Net cash provided by (used in) financing activities	(35,350)	33,451
NET INCREASE (DECREASE) IN CASH	(21,244)	25,514
CASH - BEGINNING OF YEAR	47,018	21,504
CASH - END OF YEAR	$ 25,774	$ 47,018

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2006	2005
CASH PAID DURING THE YEAR FOR:		
Interest	$ 6,305	$ 5,454

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations

Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company specializes in financial planning and consulting.

The company, effective September 9, 2006, became a wholly-owned subsidiary of Heritage Fincorp, Inc. (Fincorp) through the transfer of ownership to Fincorp, wholly owned by the former stockholder. Since the transfer occurred between commonly controlled companies, the transfer was accounted for at historical cost.

Fincorp contributed $32,470 in capital to the company after the transfer of ownership.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable and Receivable from Broker-dealers

Commissions are recognized as income on a trade-date basis as they become payable by the financial institution. Management deems all receivable to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Investment

The company's investment in a variable universal life policy is recorded at fair value.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight-line and accelerated methods.

Advertising

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

"S" Election

The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income

The company follows Statement of Financial Accounting Standards (SFAS) 130, *Reporting Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year, the company may have deposits with major financial institutions, which exceed Federal Depository Insurance limits. These financial institutions have strong credit ratings, and management believes that credit risk related to these deposits is minimal.

NOTE 2 – CONCENTRATION OF CREDIT RISK (Continued)

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2006	2005
Office equipment	$ 33,396	$ 31,331
Furniture	33,332	33,332
	66,728	64,663
Less: Accumulated depreciation	61,802	59,192
	$ 4,926	$ 5,471

Depreciation expense for the years ended December 31, 2006 and 2005 was $2,610 and $6,045.

NOTE 4 – NET CAPITAL

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The company had net capital as defined under Rule 15c3-1 of $18,225 at December 31, 2006; net capital requirements were $5,850 at December 31, 2006.

NOTE 5 – LINE OF CREDIT

The company has a line of credit of $35,000 with a financial institution, which bears interest at 7.75% and expires December 2049. All business assets have been pledged as collateral. Outstanding borrowings under the line were $35,000 as of December 31, 2006 and 2005.

NOTE 6 – LEASES

For the years ended December 31, 2006 and 2005, total rental expense under leases amounted to $67,976 and $65,497. At December 31, 2006, the company was obligated under a noncancellable operating lease arrangement for office facilities as follows:

YEAR ENDING DECEMBER 31,	LEASE OBLIGATION
2007	$ 28,465

NOTE 7 – RELATED PARTIES

The company provides administrative services to other entities that are affiliated by common ownership and other subsidiaries of the parent effective September 2006. Fees for management services were $130,798 and $217,800 for the years ended December 31, 2006 and 2005.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006 AND 2005

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholder's equity qualified for net capital	$279,567
DEDUCTIONS	
Non-allowable assets:	
Receivables from non-brokerage customers	251,455
Fixed assets, net of accumulated depreciation	4,926
Security deposits	4,855
Haircuts on securities	106
	261,342
NET CAPITAL	$ 18,225
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 52,750
Line of credit	35,000
Total aggregate indebtedness	$ 87,750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED: (BASED ON AGGREGATE INDEBTEDNESS)	$ 5,850
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,850
EXCESS NET CAPITAL	$ 12,375
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.81

The Form X-17a-5 reconciliation is not included as there are no material differences from the company's computation.

An exemption from SEC Rule 15c3-3 is claimed under section (k)(2)(ii) of SEC Rule 15c3-3.



150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 610.668.9700
f. 610.668.2181

www.morisoncogen.com

An Independent Member of Morison International

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Heritage Financial Systems, Inc.
Exton, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Heritage Financial Systems, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 21, 2007

END